Exhibit 99.0

Vortech, LLC And VTC, LLC

Combined Financial Report
December 31, 2006, 2005 and 2004

Report Of Independent Registered Public Accounting Firm

To the Members
Vortech, LLC and VTC, LLC
Beltsville, Maryland

We have audited the accompanying combined balance sheets of Vortech, LLC and VTC, LLC (the Company) as described in Note 1 to the financial statements, as of December 31, 2006, 2005 and 2004, and the related combined statements of income, changes in members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Vortech, LLC and VTC, LLC as of December 31, 2006, 2005 and 2004 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Bethesda, Maryland
March 27, 2007

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Vortech, LLC and VTC, LLC

Combined Balance Sheets
December 31, 2006, 2005 and 2004

Assets	2006	2005	2004
Current Assets
Cash and cash equivalents	$2,361,838	$1,737,075	$1,503,338
Contract and other receivables, net including $431,604, $869,131 and $162,342 from related parties in 2006, 2005 and 2004	9,960,851	11,136,833	2,669,370
Costs and estimated earnings in excess of billings on uncompleted contracts	480,540	528,494	963,089
Prepaid expenses	125,276	6,197	3,961
Due from affiliated entities	201,670	51,773	21,317
Assets of discontinued operation	—	—	258,734
Total current assets	13,130,175	13,460,372	5,419,809

Property and Equipment, net	810,747	532,452	554,967
Deposits and Other Assets	21,190	106,486	27,177
	$13,962,112	$14,099,310	$6,001,953

Liabilities And Members’ Equity
Current Liabilities
Notes payable, current portion	$76,934	$72,808	$116,654
Accounts payable, including $636,802, $1,388,347 and $605,458 to related parties in 2006, 2005 and 2004	5,716,145	6,360,959	2,011,561
Accrued bonuses	13,247	745,247	461,000
Other accrued expenses	2,773,632	1,140,244	707,589
Billings in excess of costs and estimated earnings on uncompleted contracts	1,243,042	2,899,728	1,538,462
Deferred compensation payable	643,571	—	—
Liabilities of discontinued operations	—	—	416,425
Total current liabilities	10,466,571	11,218,986	5,251,691

Long-Term Liabilities
Notes payable, less current portion	81,679	160,652	369,579
Deferred compensation payable	—	128,038	24,566
	81,679	288,690	394,145
Commitments and Contingencies (Notes 5, 6, 7, 8, 9, and 12)

Members' Equity	3,732,115	2,941,634	356,117
Note receivable from affiliate	(318,253)	(350,000)	—
	3,413,862	2,591,634	356,117
	$13,962,112	$14,099,310	$6,001,953

See Notes To Combined Financial Statements.

Vortech, LLC and VTC, LLC

Combined Statements Of Income
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Earned Revenues, including $2,396,742, $3,852,227 and $1,324,188 with related parties in 2006, 2005 and 2004	$60,154,971	$58,632,293	$21,302,997

Cost of earned revenues, including $7,536,025, $13,709,811 and $4,815,635 with related parties in 2006, 2005 and 2004	48,172,911	50,056,924	15,769,341

Gross profit	11,982,060	8,575,369	5,533,656

General and administrative expenses, including $1,301,327, $1,059,658, and $595,339 with related parties in 2006, 2005 and 2004	8,443,050	5,647,897	4,514,475

Operating income	3,539,010	2,927,472	1,019,181

Interest expense	(24,084)	(35,184)	(29,139)

Income from continuing operations	3,514,926	2,892,288	990,042

Gain (loss) from discontinued operations (Note 13)	—	252,845	(252,845)

Net income	$3,514,926	$3,145,133	$737,197

See Notes To Combined Financial Statements.

Vortech, LLC and VTC, LLC

Combined Statements Of Changes In Members' Equity
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Balance, Beginning of year	$2,941,634	$356,117	$1,276,437

Distributions	(2,724,445)	(559,616)	(1,657,517)

Net income	3,514,926	3,145,133	737,197

Balance, End of year	$3,732,115	$2,941,634	$356,117

See Notes To Combined Financial Statements.

Vortech, LLC and VTC, LLC

Combined Statements Of Cash Flows
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash Flows From Operating Activities
Net income
Adjustments to reconcile net income to net cash provided by operating activities:	$3,514,926	$3,145,133	$737,197
Depreciation and amortization	277,664	228,279	151,331
Allowance for doubtful accounts	50,000	(26,876)	(1,544)
(Gain) loss from discontinued operations	—	(252,845)	252,845
Changes in assets and liabilities:
(Increase) decrease in:
Contract and other receivables	1,125,982	(8,440,587)	925,098
Costs and estimated earnings in excess of billings on uncompleted contracts	47,954	434,595	(761,072)
Prepaid expenses	(119,079)	(2,236)	(3,961)
Due from affiliated entities	(118,150)	(285,303)	6,167
Deposits and other assets	17,796	(146,809)	(20,136)
Increase (decrease) in:
Accounts payable and accrued expenses	256,574	5,066,299	958,286
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,656,686)	1,361,266	(195,970)
Deferred compensation payable	515,533	103,472	24,566
Net cash provided by operating activities	3,912,514	1,184,388	2,072,807

Cash Flows From Investing Activities
Purchases of property and equipment	(488,459)	(59,521)	(250,244)
Increase in due from affiliated entities	—	—	(4,140)
Net cash used in investing activities	(488,459)	(59,521)	(254,384)

Cash Flows From Financing Activities
Proceeds from notes payable	—	—	320,794
Principal payments on notes payable	(74,847)	(331,514)	(50,302)
Member distributions	(2,724,445)	(559,616)	(1,657,517)
Net cash used in financing activities	(2,799,292)	(891,130)	(1,387,025)

Net increase in cash and cash equivalents	624,763	233,737	431,398

Cash And Cash Equivalents
Beginning	1,737,075	1,503,338	1,071,940
Ending	$2,361,838	$1,737,075	$1,503,338

Supplemental Disclosure Of Cash Flow Information
Cash paid for interest	$24,084	$35,184	$29,139

See Notes To Combined Financial Statements.

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 1.	Nature Of Business And Significant Accounting Policies

The Companies and nature of businesses: Vortech Consulting, LLC (the Company), was organized in the State of Maryland on May 31, 2002. The Company previously operated under three separate divisions, Vortech, Total Site Solutions (TSS) and S3 Integration.

Effective August 15, 2005, Vortech Consulting, LLC changed its name to VTC, LLC and the Vortech division began operating as a separate LLC named Vortech, LLC. The 2006 and 2005 financial statements include the combined financial position and results of operations of both VTC, LLC and Vortech, LLC. The 2004 financial statements include the financial position and results of operations of all divisions of Vortech Consulting, LLC as described herein.

S3 Integration was in operation from July 1, 2004 to August 31, 2005 as a division of Vortech Consulting, LLC. S3 Integration is a provider of turnkey electronic security integration services. The operations of S3 Integration have been included in the 2005 and 2004 financial statements as a discontinued operation (see Note 13).

Vortech provides cable and electrical plan design, installation and service. TSS provides a variety of services to the mission critical and high-tech industry, including planning and programming, engineering and design, project and construction manager, field installation and facilities management. Operations of both divisions commenced effective January 1, 2003.

A summary of the Company’s significant accounting policies follows:

Principles of combination: The combined financial statements include Vortech, LLC and VTC, LLC for December 31, 2006 and 2005, and Vortech Consulting, LLC for December 31, 2004. All intercompany accounts and transactions have been eliminated in combination.

Personal assets and liabilities and member salaries:  In accordance with the generally accepted method of presenting financial statements for a limited liability company, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the Company’s net income or their rights to refunds on the Company’s net loss, nor any provision for income tax expense or an income tax refund. The expenses shown on the statement of income include salaries paid to members.

Revenue recognition: Revenue from contracts is recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to estimated total costs for each contract. This method is used because management considers cost incurred and costs to complete to be the best available measure of progress in the contracts.

Contract costs include all direct materials, subcontract and labor costs and those indirect costs related to contract performance, such as indirect labor, payroll taxes and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which losses are determined.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenue recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenue recognized.

As these long-term contracts extend over one or more years, revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts which require the revisions are determined.

Cash and cash equivalents:  For purposes of reporting cash flows, the Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 1.	Nature Of Business and Significant Accounting Policies (Continued)

Contract receivables:  Contract receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of contract receivables previously written off are recorded when received. An account receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days. Interest is not recorded on any past due balances.

Property and equipment:  Property and equipment are recorded at cost and depreciated using the straight-line method of depreciation over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining lease term. Normal repairs and maintenance are charged against income.

Valuation of long-lived assets:  The Company accounts for the valuation of long-lived assets under Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell.

Advertising costs:  The Company expenses all advertising costs as incurred. Advertising expense was $1,014,576, $384,409 and $14,082 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income taxes:  The Company is treated as a Partnership for federal income tax purposes and members are taxed individually on their pro-rata share of the Company’s earnings. The Company’s net income or loss is allocated among the members in accordance with the Company’s operating agreement. The Company intends to make distributions to its members subsequent to year-end sufficient to pay personal income taxes on taxable income, if any, from the Company.

Credit risk:  The Company may, from time to time, have cash in banking institutions in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company grants credit to its customers in the normal course of business on an unsecured basis. The Company’s accounts receivable are derived from customers throughout the metropolitan Washington, D.C. and Baltimore, Maryland areas, and are made on an unsecured basis.

Estimates:  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for estimated costs to complete long-term contracts in progress, allowance for doubtful accounts and depreciation, among others. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 2.	Uncompleted Contracts

Information regarding uncompleted contracts as of December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Costs incurred on uncompleted contracts	$80,387,523	$52,493,306	$14,350,725
Estimated earnings	15,253,466	8,274,479	3,423,709
	95,640,989	60,767,785	17,774,434
Less billings to date	96,403,491	63,139,019	18,347,807
	$(762,502)	$(2,371,234)	$(573,373)

The foregoing balances are included in the accompanying balance sheets under the following captions:

	2006	2005	2004
Costs and estimated earnings in excess of billings on uncompleted contracts	$480,540	$528,494	$963,089
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,243,042)	(2,899,728)	(1,538,462)
	$(762,502)	$(2,371,234)	$(575,373)

Note 3.	Contracts And Other Receivables

	2006	2005	2004
Completed contracts, including retentions	$447,370	$620,403	$645,416

Contracts in progress
Current	9,333,976	10,309,204	1,991,753
Retention	247,666	198,391	7,659
Other miscellaneous receivables	6,839	33,835	56,720
	10,035,851	11,161,833	2,701,548
Less allowance for doubtful accounts	(75,000)	(25,000)	(32,178)
	$9,960,851	$11,136,833	$2,669,370

Note 4.	Property And Equipment

Property and equipment as of December 31, 2006, 2005 and 2004 consists of the following:

	2006	2005	2004
Vehicles	$393,185	$395,006	$313,760
Leasehold improvements	584,544	375,638	366,334
Furniture and fixtures	14,732	14,732	5,130
Office equipment	373,450	92,076	53,965
	1,365,911	877,452	739,189
Less accumulated depreciation	555,164	345,000	184,222
	$810,747	$532,452	$554,967

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 5.	Notes Payable

The Company has entered into multiple notes payable arrangements, certain of which were secured by vehicles, that require monthly payments ranging from $273 to $789, including interest at the rate of 0% to 5.92% through October 2010. Future principal payments on these notes payable are as follows:

Years Ending December 31,
2007	$76,934
2008	48,486
2009	22,990
2010	10,203
$158,613

Note 6.	Line Of Credit

VTC, LLC has a revolving demand line of credit agreement with a bank that allows for maximum borrowings of up to $1,000,000. Interest accrues daily on the outstanding balance at the one month LIBOR rate plus 225 basis points. The line is personally guaranteed by a 50% member of the Company, and is collateralized by substantially all Company assets. There were no borrowings under the line of credit as of December 31, 2006 and 2005.

As of December 31, 2004, Vortech Consulting, LLC had a revolving line of credit with a bank that allowed for maximum borrowings for the lesser of $500,000 or 80% of eligible receivables. Interest accrued daily on the outstanding balance at the bank’s prime rate, plus 1% (effective rate of 6% at December 31, 2004). The line was personally guaranteed by certain members of the Company, and was collateralized by substantially all Division assets. The agreement required the Company to maintain certain tangible net worth. There were no borrowings by the Company as of December 31, 2004; however, the S3 Integration division had borrowings under this line of credit of $140,000 as of December 31, 2004 which is included in liabilities from discontinued operations.

Note 7.	Leasing Arrangements

Chesapeake Tower Systems, Inc. (Chesapeake) an affiliated entity, entered into a six-year lease for office and warehouse space expiring in October 2008. The Company is subleasing a portion of the space under a similar arrangement, however, Chesapeake remains ultimately obligated. The Company is also leasing office equipment under operating lease arrangements. The Company has also entered into a five-year lease for office space with TPR Group Re Three, LLC an affiliated entity which expires in October 2011.

Rent expense under the above arrangements was $388,844, $223,793 and $182,044 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum payments under leasing arrangements as of December 31, 2006, are as follows:

Years Ending December 31,
2007	$747,524
2008	717,641
2009	550,442
2010	461,138
2011	380,665
$2,015,607

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 8.	Profit Sharing Plan

Effective May 31, 2006, the Company provides retirement benefits to its employees through its participation in the Total Site Solutions & Affiliates 401(k) Plan. Prior to May 31, 2006, the Company provided retirement benefits to their employees through their participation in the Chesapeake Tower Systems and Affiliates 401(k) Plan in which it was an adopting employer. Substantially all employees who meet certain eligibility requirements are eligible to participate. Participants may elect to defer a percentage of their annual compensation, subject to certain limitations, in accordance with Section 401(k) of the Internal Revenue Code. The Company makes matching contributions of 50% (40% for 2005 and 2004) of the first 6% of compensation deferred by each participant. Employer matching contributions were $162,893, $70,709 and $54,036 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 9.	Phantom Unit Plan

The Company signed agreements with certain key employees to provide incentive compensation for enhancement of Company and shareholder value and to share in the future economic success of the Company. Under these agreements, the Company had issued 30,250 phantom units as of December 31, 2006 and 2005. The phantom units vest over a three-year period from the grant date and realize value based on a formula provided in the agreements. The deferred compensation is to be paid to the individuals or their beneficiaries over a period of five years commencing with the termination of employment, death or date of closing if the Company is sold or merged. The Company records periodic accruals for the cost of providing such benefits by charges to income. Compensation expense recorded under these agreements was $515,533, $103,472 and $24,566 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, the units were all 100% vested.

In connection with the sale of the membership interests to Fortress America Acquisition Corporation on January 19, 2007, all amounts due under these agreements were paid in January 2007.

Note 10.	Related Party Transactions

The Company participates in transactions with the following entities affiliated through common ownership and management.

CSI Engineering, Inc. CSI Engineering, Inc. (CSI), which was 9% owned by a 50% Member in the Company, acts as an engineering services subcontractor to the Company and the Company acts as an electrical subcontractor to CSI. As of December 31, 2006, the member no longer had an interest in CSI.

TPR Group LLC. As of January 1, 2006, TPR Group LLC (TPR Group), which is wholly-owned by a 50% Member in the Company, has provided human resources, administrative support and insurance and employee benefit plan administration services to TSS/Vortech.

S3 Integration LLC. S3 Integration LLC (S3 Integration), which is owned 15% by each of the Members, provides commercial and government security systems design and installation services as a subcontractor to the Company. In addition, S3 Integration utilizes the Company as a subcontractor.

GR Partners. GR Partners, which is owned 50% by each of the Members, leases office and field equipment to the Company under the terms of an equipment lease. In addition, the Company has paid fees for management services (which is included in general and administrative expenses) for the years ended December 31, 2004, 2005 and 2006.

Chesapeake Tower Systems, Inc. Chesapeake Tower Systems, Inc. (Chesapeake), which is 60% owned by one of the Members, is a manufacturer's representative and distributor of mechanical and electrical equipment, which Chesapeake sells to the Company. In addition, the Company acts as a subcontractor to Chesapeake for certain equipment installation on project-by-project basis.

CTS Services, LLC. CTS Services, LLC (CTS), which is 55% owned by a Member, is a mechanical contractor and acts as subcontractor to the Company for certain projects. In addition, CTS utilizes the Company as a subcontractor on projects as needed.

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 10.	Related Party Transactions (Continued)

L.H. Cranston Acquisition Group, Inc. L.H. Cranston Acquisition Group, Inc., 25% of which was acquired by a Member in July 2005, is a mechanical, electrical and plumbing contractor that acts, directly or through its Subsidiary L.H. Cranston and Sons, Inc., as subcontractor to the Company on a project-by-project basis.

Telco P&C, LLC. Telco P&C, LLC, which is 55% owned by a Member, is a specialty electrical installation company that acts as a subcontractor to the Company. The Company has also acted as a subcontractor to Telco as needed.

Automotive Technologies, Inc. Automotive Technologies, Inc., which is 60% owned by a Member, provides vehicle maintenance and repair services to the Company.

Jet Facilities Group, Inc. Jet Facilities Group, Inc. (Jet), which was 50% owned by a Member, provides facilities management services to commercial customers. As of January 1, 2005, the Member has divested himself of his ownership interest in Jet.

TPR Group Re Three LLC. As of November 1, 2006, TPR Group Re Three LLC (TPR Group Re Three), which is owned 50% by each of the Members, leases office space to the Company under the terms of a real property lease to VTC, LLC.

A summary of such transactions for the years ended December 31, 2006, 2005 and 2004 and the amounts due from and to these related parties as of December 31, 2006, 2005 and 2004 are listed below:

	2006	2005	2004
Sales/Contract Revenue:
CTS Services, LLC	$88,017	$189,743	$201,178
CSI Engineering, Inc.	2,289,102	3,627,743	68,166
S3 Integration, LLC	1,668	18,204	—
Chesapeake Tower Systems, Inc.	16,183	7,729	187,083
TPR Group, LLC	1,772	8,808	—
Jet Facilities Group, Inc.	—	—	867,761

Purchases/Contract Costs:
Chesapeake Tower Systems, Inc.	925,833	7,387,225	652,630
CTS Services, LLC	4,473,118	3,425,784	2,213,227
S3 Integration, LLC	848,160	6,628	—
CSI Engineering, Inc.	501,974	380,586	1,824,017
GR Partners	—	508,234	46,907
LH Cranston & Sons, Inc.	769,672	2,001,354	—
Telco P&C, LLC	17,268	—	77,521

Management/Consulting Fees:
CTS Services, LLC	—	534,700	400,400
GR Partners	50,935	275,000	—
TPR Group	836,400	—	—

Office rent paid to Chesapeake Tower Systems, Inc.	256,465	190,727	152,425

Office rent paid to TPR Group Re Three, LLC	65,392	—	—

Equipment rent paid to GR Partners	66,987	33,066	29,619

Vehicle repairs to Automotive Technologies, Inc.	25,148	26,165	12,895

Accounts receivable/(payable):
CTS Services, LLC	229,335	4,669	108,409
CSI Engineering, Inc.	199,317	854,455	38,964
S3 Integration, LLC	150	9,381	614
TPR Group	—	532	—
Chesapeake Tower Systems, Inc.	2,802	94	14,805
CTS Services, LLC	(405,091)	(275,553)	(322,626)
Chesapeake Tower Systems, Inc.	—	(469,418)	(31,570)
Telco P&C, LLC	—	(4,174)	(52,834)
GR Partners	(2,801)	(14,785)	(3,299)
CSI Engineering, Inc.	(78,351)	(8,795)	(195,129)
LH Cranston & Sons, Inc.	—	(615,622)	—

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 11.	Major Customers

The Company earned approximately 63% and 78% of its revenue under several different contracts and locations from one major customer for the years ended December 31, 2006 and 2005, respectively. Accounts receivable from this customer were $4,807,323 and $7,824,600 at December 31, 2006 and 2005, respectively. For the year ended December 31, 2004, the Company earned approximately 60% of its revenue from three customers. Accounts receivable from these customers was $1,446,183 at December 31, 2004.

Note 12.	Litigation

From time to time, the Company has certain pending claims and legal proceedings that generally involve contract claims and disputes. These proceedings are, in the opinion of management, ordinary routine matters incidental to the construction business. In the opinion of management, the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 13.	Discontinued Operations

The S3I Integration Division was transferred into a separate LLC, S3 Integration, LLC (S3I) on September 1, 2005. As part of the transaction, S3I assumed all the liabilities of the division and entered into a term loan agreement with VTC, LLC.

On the date of the transaction, the Company had a balance due from the Division in the amount of $558,955 as follows:

Note receivable	$350,000
Distribution to members	200,000
Amount remaining in due from affiliated entities	8,955
$558,955

Vortech, LLC and VTC, LLC

Notes To Combined Financial Statements

Note 13. Discontinued Operations (Continued)

The note receivable from S3 Integration is to be repaid over seven years in monthly principal and interest payments of $5,282 beginning in February 2006 with interest at 7%. The balance of the note at December 31, 2006 was $318,253. It has been classified as contra equity on the December 31, 2006 and 2005 combined balance sheet as it is the intention of the Company to distribute the balance of the loan to its members in 2007.

A summary of the assets and liabilities of discontinued operations as of December 31, 2004 were as follows:

Assets of discontinued operations
Current assets	$157,414
Property and equipment	101,320
$258,734

Liabilities of discontinued operations
Current liabilities	$400,172
Notes payable, net of current portion	16,253
$416,425

The effect on net income for the years ended December 31, 2005 and 2004, which have been presented as gain (loss) from discontinued operations in the accompanying statements of income is as follows:

	2005	2004
Earned revenues	$1,525,897	$738,905
Costs and expenses	1,832,007	991,750
Operating loss	(306,110)	(252,845)
Gain on transfer of the Division	558,955	—
Gain (loss) from discontinued operations	$252,845	$(252,845)

Note 14.	Subsequent Event

On January 19, 2007, the members of Vortech, LLC and VTC, LLC sold 100% of their membership interests to Fortress America Acquisition Corporation (FAAC). Upon the closing of the sale, the members entered into employment agreements with FAAC.